

TRIAN PARTNERS
REVITALIZE P&G TOGETHER
VOTE THE WHITE PROXY CARD
REVITALIZEPG.COM
Dear Fellow P&G Shareholder:

Revitalize P&G



- Home
- About
- Videos
- Photos
- Posts
- Community

Create a Page



Like · Follow · Share · ···







Learn More · Message



Posts



Revitalize P&G
1 hr ·

Nelson Peltz has a track record of driving long-term shareholder value in the boardroom. Revitalize P&G Together! bit.ly/2wiuEup





P&G

Like · Comment · Share







Community

Community See All



Invite your friends to like this Page

About See All



Send Message



www.revitalizepg.com



Community

English (US) · Español · Português (Brasil) · Français (France) · Deutsch



 **Revitalize P&G**
1 hr · 🌐

P&G shareholders, you should want Nelson Peltz in the Boardroom!
bit.ly/2wizkQE


▶ ━━━━●━━━━━━━━━ –0:23 ⚙ ⬜ ⛶ 🔇

8 Views

👍 Like   💬 Comment   ➤ Share    ▾



Revitalize P&G

Home

About

Videos

Photos

Posts

Community

Create a Page



Dear Fellow P&G Shareholder:

Trian Fund Management, L.P. beneficially owns ap...
& Gamble Company. We are writing to ...
co-founder Nelson Peltz to the ...
Company is facing ...
of P&G's ...

 Like    Follow    Share    •••

Learn More    Message

About

✏ **Suggest Edits**

PAGE INFO

ⓘ Edit business types

CONTACT INFO

💬 Revitalize P&G   **Send Message**

🌐 http://www.revitalizepg.com

📷 Community

STORY

Like you, Trian invested in P&G because we think it's a great company. But it can do a lot better. You deserve more from your investment. Let's revitalize P&G.



REVITALIZE P&G TOGETHER
Revitalize P&G
Home
About
Videos
Photos
Posts
Community
Create a Page
TRIAN PARTNERS
REVITALIZE P&G TOGETHER
VOTE THE WHITE PROXY CARD
REVITALIZEPG.COM
Dear Fellow P&G Shareholder:
Like
Follow
Share
Learn More
Message
All Videos
0:27
P&G shareholders, you should want Nelson Peltz in the...
Today · 9 views

















Tweets
2

Follow

Revitalize P&G

@Revitalize_PG

Like you, Trian invested in P&G because we think it's a great company. But it can do a lot better. You deserve more from your investment. Let's revitalize P&G.

⊙ New York, NY

🔗 revitalizepg.com

🗓 Joined July 2017

Tweet to Revitalize P&G

🖼 Photos and videos



Tweets   **Tweets & replies**   **Media**

 **Revitalize P&G** @Revitalize_PG · 1h
Clayt Daley: "If you're a @ProcterGamble shareholder, you should want Nelson Peltz in the Boardroom!" bit.ly/2wizkQE





0:10 / 0:27

🗨   🔁   ♡   ✉



Revitalize P&G @Revitalize_PG · 1h

Nelson Peltz has a track record of driving long-term shareholder value in the boardroom. Revitalize P&G Together! bit.ly/2wiuEup



       1